Exhibit 99.1

News release

Cenovus announces first-quarter 2025 results

Calgary, Alberta (May 8, 2025) – Cenovus Energy Inc. (TSX: CVE) (NYSE: CVE) today announced its first-quarter 2025 financial and operating results. The company generated more than $1.3 billion in cash from operating activities, $2.2 billion of adjusted funds flow and $983 million of free funds flow. Operating results in the quarter were strong, with Upstream production increasing to 818,900 barrels of oil equivalent per day (BOE/d)1 while Downstream crude throughput was 665,400 barrels per day (bbls/d), representing an overall utilization rate of 92%.

The Board of Directors has approved an 11% increase in the base dividend to $0.80 per share annually, beginning in the second quarter of 2025. Consistent with Cenovus’s financial framework, the base dividend is underpinned by our growth plan and resilience at a US$45 WTI oil price.

Highlights

•Upstream production of 818,900 BOE/d, maintaining near-record performance and exceeding the previous quarter.
•Continued momentum in Downstream performance, including record utilization of 104% in Canadian Refining, with 90% utilization and adjusted market capture2,3 of 62% in U.S. Refining.
•Returned $595 million to shareholders, including $62 million through share purchases, $333 million through common and preferred share dividends, and $200 million through the redemption of Cenovus’s Series 5 preferred shares on March 31, 2025. The company subsequently purchased 10.9 million common shares for $178 million between April 1 and May 5, 2025.
•Progressed all Upstream growth projects as planned, including introduction of steam to the first two well pads at Narrows Lake with first oil expected early in the third quarter, as well as completing preparations for tow-out of the concrete gravity structure (CGS) and the topsides for the West White Rose project.

“We delivered strong operational performance across our integrated portfolio, while significantly progressing our major growth projects toward completion,” said Jon McKenzie, Cenovus President & Chief Executive Officer. “Combined with our commitment to financial discipline and cost control, we are well positioned to effectively navigate market volatility and continue to grow shareholder returns.”

Financial summary

($ millions, except per share amounts)	2025 Q1	2024 Q4	2024 Q1
Cash from (used in) operating activities	1,315	2,029	1,925
Adjusted funds flow[2]	2,212	1,601	2,242
Per share (diluted)[2]	1.21	0.87	1.19
Capital investment	1,229	1,478	1,036
Free funds flow[2]	983	123	1,206
Excess free funds flow[2]	373	(416)	832
Net earnings (loss)	859	146	1,176
Per share (diluted)	0.47	0.07	0.62
Long-term debt, including current portion	7,524	7,534	7,227
Net debt	5,079	4,614	4,827

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Production and throughput

(before royalties, net to Cenovus)	2025 Q1	2024 Q4	2024 Q1
Oil and NGLs (bbls/d)[1]	670,900	670,600	658,200
Conventional natural gas (MMcf/d)	887.9	873.3	855.8
Total upstream production (BOE/d)[1]	818,900	816,000	800,900
Total downstream crude throughput (bbls/d)	665,400	666,700	655,200
1 See Advisory for production by product type.
2 Non-GAAP financial measure or contains a non-GAAP financial measure. See Advisory.
3 Adjusted Market Capture excludes the impact of inventory holding gains or losses. See Advisory for more details.

First-quarter results

Operating1

Cenovus’s total revenues were $13.3 billion in the first quarter, up from $12.8 billion in the fourth quarter of 2024, primarily due to rising commodity prices. Upstream revenues were $8.3 billion, an increase from $7.3 billion in the previous quarter, while Downstream revenues were $7.7 billion compared with $7.8 billion in the prior quarter.

Total operating margin4 was $2.8 billion, compared with $2.3 billion in the previous quarter. Upstream operating margin5 was $3.0 billion, an increase from $2.7 billion in the fourth quarter due to higher benchmark oil prices and favourable timing differences between production and sales. The company had a Downstream operating margin5 shortfall of $237 million compared with a shortfall of $396 million in the previous quarter, as adjusted market capture6 in U.S. Refining improved to 62%. Operating margin in the U.S. Refining segment included a $23 million inventory holding loss and $81 million of turnaround expenses.

Total Upstream production was 818,900 BOE/d in the first quarter, up from 816,000 BOE/d in the fourth quarter. Christina Lake production was 237,800 bbls/d, compared with 251,400 bbls/d in the prior quarter, having benefited from higher production rates following its fall turnaround. Foster Creek production was 202,700 bbls/d compared with 195,200 bbls/d in the fourth quarter, reflecting a successful well optimization program and two new sustaining well pads being brought online. Sunrise production was 52,100 bbls/d compared with 53,100 bbls/d in the fourth quarter. Production from the Lloydminster thermal assets increased to 109,900 bbls/d from 108,900 bbls/d in the prior quarter, while Lloydminster conventional heavy oil output rose to 21,800 bbls/d from 18,000 bbls/d in the fourth quarter. Production in the Conventional segment was 123,900 BOE/d, up from 117,800 BOE/d in the previous quarter.

In the Offshore segment, production was 68,800 BOE/d compared with 69,700 BOE/d in the fourth quarter. In Asia Pacific, production volumes were 57,200 BOE/d, lower than 62,200 BOE/d in the previous quarter, primarily due to timing of condensate lifting in Indonesia in the first quarter. In the Atlantic region, production was 11,600 bbls/d, an increase from 7,500 bbls/d in the prior quarter, due to increased output at the partner-operated Terra Nova field and the return to operations of the SeaRose floating production, storage and offloading (FPSO) vessel in the White Rose field.

Total Downstream crude throughput in the first quarter was 665,400 bbls/d, in line with fourth quarter throughput of 666,700 bbls/d. Crude throughput in Canadian Refining was 111,900 bbls/d, representing a record utilization rate of 104%, compared with 104,400 bbls/d in the previous quarter.

In U.S. Refining, crude throughput was 553,500 bbls/d, representing a utilization rate of 90%, compared with 562,300 bbls/d in the fourth quarter. U.S. Refining revenues were $6.4 billion, slightly lower than

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$6.6 billion in the previous quarter. Adjusted market capture6 in the U.S. was 62%, compared with 52% in the fourth quarter, benefiting from improved process unit reliability and the return of the Lima Refinery to full operations following a turnaround completed in the fourth quarter of 2024, while continuing to be impacted by a narrow heavy oil price differential.

4Non-GAAP financial measure. Total operating margin is the total of Upstream operating margin plus Downstream operating margin. See Advisory.
5Specified financial measure. See Advisory.
6 Contains a non-GAAP financial measure. See Advisory.

Financial

Cash from operating activities in the first quarter was $1.3 billion, compared with $2.0 billion in the fourth quarter. Adjusted funds flow was $2.2 billion, compared with $1.6 billion in the prior quarter, and excess free funds flow (EFFF) was $373 million, compared with a shortfall of $416 million in the fourth quarter. Net earnings in the first quarter were $859 million, compared with $146 million in the previous quarter. First-quarter financial results improved in part due to higher benchmark prices, higher Upstream sales volumes and improved Downstream market capture relative to the fourth quarter.

Long-term debt, including the current portion, was $7.5 billion as at March 31, 2025. Net debt increased from December 31, 2024 to $5.1 billion as at March 31, 2025, as free funds flow of $983 million was more than offset by returns to shareholders of $595 million, including the redemption of $200 million of Cenovus’s Series 5 preferred shares on March 31, 2025, and a $861 million build of non-cash working capital. The company continues to steward toward net debt of $4.0 billion and returning 100% of EFFF to shareholders over time in accordance with its financial framework.

In the first quarter of 2025, the company received a rating upgrade from Moody’s to Baa1 with a stable outlook. Cenovus remains committed to maintaining its investment grade credit ratings at S&P Global Ratings, Moody’s, Morningstar DBRS and Fitch Ratings.

Growth projects

In the Oil Sands segment, steaming of the first two well pads in the Narrows Lake field began in late April. The project remains on track for first oil early in the third quarter of 2025, as planned. At Sunrise, one well pad was brought online in April as the company continues to progress the facility’s growth plan to access higher-quality resource and fully utilize the asset’s steam capacity. The optimization project at Foster Creek is now approximately 75% complete and remains on schedule for startup in 2026. Preparations are being made to complete critical project tie-ins during the Foster Creek turnaround in the second quarter of 2025.

The West White Rose project continues to progress toward installation and commissioning of the offshore platform later this year. Preparations are underway to tow the CGS to its field location in the second quarter, where it will be mated with the topsides in the third quarter. The West White Rose project is now approximately 90% complete and remains on-schedule for first oil in the second quarter of 2026.

“These oil sands growth projects access some of the best resources in our portfolio,” McKenzie said. “At both Narrows Lake and Sunrise, we’re moving into new higher-quality development areas, which will drive lower steam-to-oil ratios and increased production without adding any new steam capacity and at a low capital cost. Once the West White Rose project is operating, we’ll be adding around 45,000 bbls/d of light sweet oil production tied to global pricing, generating significant free cash flow.”

Dividend declarations and share purchases

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The Board of Directors has declared a quarterly base dividend of $0.20 per common share, payable on June 30, 2025, to shareholders of record as of June 13, 2025.

In addition, the Board has declared a quarterly dividend on each of the Cumulative Redeemable First Preferred Shares – Series 1, Series 2 and Series 7 – payable on June 30, 2025, to shareholders of record as of June 13, 2025, as follows:

Preferred shares dividend summary

Share series	Rate (%)	Amount ($/share)
Series 1	2.577	0.16106
Series 2	4.568	0.28472
Series 7	3.935	0.24594

All dividends paid on Cenovus’s common and preferred shares will be designated as “eligible dividends” for Canadian federal income tax purposes. Declaration of dividends is at the sole discretion of the Board and will continue to be evaluated on a quarterly basis.

In the first quarter, the company returned $595 million to shareholders, composed of $62 million from its purchase of 3 million shares through its normal course issuer bid (NCIB), $333 million through common and preferred share dividends and $200 million through the redemption of Cenovus’s Series 5 preferred shares. Subsequent to the quarter, the company purchased 10.9 million common shares through May 5, 2025 for $178 million.

2025 planned maintenance

The following table provides details on planned maintenance activities at Cenovus assets in 2025 and anticipated production or throughput impacts.

Potential quarterly production/throughput impact (Mbbls/d or MBOE/d)

(MBOE/d or Mbbls/d)	Q2	Q3	Q4	Annualized impact
Upstream
Oil Sands	30 - 40	5 - 7	-	10 - 12
Offshore	-	4 - 6	-	1 - 2
Conventional	-	-	-	-
Downstream
Canadian Refining	-	-	-	-
U.S. Refining	35 - 45	2 - 4	6 - 10	13 - 17

Potential turnaround expenses

($ millions)	Q2	Q3	Q4	Annualized impact
Downstream
Canadian Refining	-	-	-	-
U.S. Refining	240 - 295	80 - 95	40 - 50	440 - 520

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Conference call today

Cenovus will host a conference call today, May 8, 2025, starting at 9 a.m. MT (11 a.m. ET).

For analysts wanting to join the call, please register in advance at Conference call registration.

To participate in the live conference call, you must complete the online registration form in advance of the conference call start time. Register ahead of time to receive a unique PIN to access the conference call via telephone. Once registered, participants can dial into the conference call from their telephone via the unique PIN or click on the "Call Me" option to receive an automated call directly on their telephone.

An audio webcast will also be available and archived for approximately 30 days.

Cenovus will also host its Annual Meeting of Shareholders today, May 8, 2025, in a virtual format beginning at 1 p.m. MT (3 p.m. ET). The webcast link to the Shareholders Meeting is available under Shareholder information in the Investors section of cenovus.com.

Advisory

Basis of Presentation

Cenovus reports financial results in Canadian dollars and presents production volumes on a net to Cenovus before royalties basis, unless otherwise stated. Cenovus prepares its financial statements in accordance with International Financial Reporting Standards (IFRS) Accounting Standards.

Barrels of Oil Equivalent

Natural gas volumes have been converted to barrels of oil equivalent (BOE) on the basis of six thousand cubic feet (Mcf) to one barrel (bbl). BOE may be misleading, particularly if used in isolation. A conversion ratio of one bbl to six Mcf is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil compared with natural gas is significantly different from the energy equivalency conversion ratio of 6:1, utilizing a conversion on a 6:1 basis is not an accurate reflection of value.

Product types

Product type by operating segment	Three months ended March 31, 2025
Oil Sands
Bitumen (Mbbls/d)	602.5
Heavy crude oil (Mbbls/d)	21.8
Conventional natural gas (MMcf/d)	11.4
Total Oil Sands segment production (MBOE/d)	626.2
Conventional
Light crude oil (Mbbls/d)	5.2
Natural gas liquids (Mbbls/d)	20.5
Conventional natural gas (MMcf/d)	589.3
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Total Conventional segment production (MBOE/d)	123.9
Offshore
Light crude oil (Mbbls/d)	11.6
Natural gas liquids (Mbbls/d)	9.3
Conventional natural gas (MMcf/d)	287.2
Total Offshore segment production (MBOE/d)	68.8
Total Upstream production (MBOE/d)	818.9

Forward‐looking Information

This news release contains certain forward‐looking statements and forward‐looking information (collectively referred to as “forward‐looking information”) within the meaning of applicable securities legislation about Cenovus’s current expectations, estimates and projections about the future of the company, based on certain assumptions made in light of the company’s experiences and perceptions of historical trends. Although Cenovus believes that the expectations represented by such forward‐looking information are reasonable, there can be no assurance that such expectations will prove to be correct.
Forward‐looking information in this document is identified by words such as “anticipate”, “continue”, “deliver”, “drive”, “plan”, “position”, “progress”, “steward”, and “will” or similar expressions and includes suggestions of future outcomes, including, but not limited to, statements about: Net Debt; returning Excess Free Funds Flow to shareholders; navigating market volatility and growing shareholder returns; financial discipline and cost control; growth plans and projects; delivering long-term shareholder value; production guidance; the optimization project and turnaround at Foster Creek; timing of first oil at Narrows Lake; timing of well pads and first oil at Sunrise; the installation and commissioning of, and timing of first oil from, the West White Rose project; free cash flow; 2025 planned maintenance; and dividend payments.

Developing forward‐looking information involves reliance on a number of assumptions and consideration of certain risks and uncertainties, some of which are specific to Cenovus and others that apply to the industry generally. The factors or assumptions on which the forward‐looking information in this news release are based include, but are not limited to: the allocation of free funds flow; commodity prices, inflation and supply chain constraints; Cenovus’s ability to produce on an unconstrained basis; Cenovus’s ability to access sufficient insurance coverage to pursue development plans; Cenovus’s ability to deliver safe and reliable operations and demonstrate strong governance; and the assumptions inherent in Cenovus’s 2025 corporate guidance available on cenovus.com.

The risk factors and uncertainties that could cause actual results to differ materially from the forward‐looking information in this news release include, but are not limited to: the accuracy of estimates regarding commodity production and operating expenses, inflation, taxes, royalties, capital costs and currency and interest rates; risks inherent in the operation of Cenovus’s business; and risks associated with climate change and Cenovus’s assumptions relating thereto and other risks identified under “Risk Management and Risk Factors” and “Advisory” in Cenovus’s Management’s Discussion and Analysis (MD&A) for the year ended December 31, 2024.

Except as required by applicable securities laws, Cenovus disclaims any intention or obligation to publicly update or revise any forward‐looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned that the foregoing lists are not exhaustive and are made as at the date hereof. Events or circumstances could cause actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward‐looking information. For additional information regarding Cenovus’s material risk factors, the assumptions made, and risks and uncertainties which could cause actual results to differ from the anticipated results, refer to “Risk Management and Risk Factors” and “Advisory” in Cenovus’s MD&A for the periods ended December 31,
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2024 and March 31, 2025 and to the risk factors, assumptions and uncertainties described in other documents Cenovus files from time to time with securities regulatory authorities in Canada (available on SEDAR+ at sedarplus.ca, on EDGAR at sec.gov and Cenovus’s website at cenovus.com).

Specified Financial Measures

This news release contains references to certain specified financial measures that do not have standardized meanings prescribed by IFRS Accounting Standards. Readers should not consider these measures in isolation or as a substitute for analysis of the company’s results as reported under IFRS Accounting Standards. These measures are defined differently by different companies and, therefore, might not be comparable to similar measures presented by other issuers. For information on the composition of these measures, as well as an explanation of how the company uses these measures, refer to the Specified Financial Measures Advisory located in Cenovus’s MD&A for the period ended March 31, 2025 (available on SEDAR+ at sedarplus.ca, on EDGAR at sec.gov and on Cenovus's website at cenovus.com) which is incorporated by reference into this news release.

Upstream Operating Margin and Downstream Operating Margin

Upstream Operating Margin and Downstream Operating Margin, and the individual components thereof, are included in Note 1 to the interim Consolidated Financial Statements.

Total Operating Margin

Total Operating Margin is the total of Upstream Operating Margin plus Downstream Operating Margin.

	Upstream (7)			Downstream (7)			Total
($ millions)	Q1 2025	Q4 2024	Q1 2024	Q1 2025	Q4 2024	Q1 2024	Q1 2025	Q4 2024	Q1 2024
Revenues
Gross Sales	9,252	8,240	7,864	7,705	7,837	8,233	16,957	16,077	16,097
Less: Royalties	(906)	(914)	(747)	—	—	—	(906)	(914)	(747)
	8,346	7,326	7,117	7,705	7,837	8,233	16,051	15,163	15,350
Expenses
Purchased Product	1,167	1,000	771	7,082	7,364	6,885	8,249	8,364	7,656
Transportation and Blending	3,247	2,816	2,811	—	—	—	3,247	2,816	2,811
Operating	893	842	898	854	866	787	1,747	1,708	1,685
Realized (Gain) Loss on Risk Management	(9)	(2)	6	6	3	1	(3)	1	7
Operating Margin	3,048	2,670	2,631	(237)	(396)	560	2,811	2,274	3,191
7Found in the March 31, 2025, or the December 31, 2024, interim Consolidated Financial Statements. Revenues and purchased product for Q1 2024 Downstream operations were revised. See Note 21 of our March 31, 2025, interim Consolidated Financial Statements.

Adjusted Funds Flow, Free Funds Flow and Excess Free Funds Flow

The following table provides a reconciliation of cash from (used in) operating activities found in Cenovus’s Consolidated Financial Statements to Adjusted Funds Flow, Free Funds Flow and Excess Free Funds Flow. Adjusted Funds Flow per Share – Basic and Adjusted Funds Flow per Share – Diluted are calculated by dividing Adjusted Funds Flow by the respective basic or diluted weighted average number of common shares outstanding during the period and may be useful to evaluate a company’s ability to generate cash.

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	Three Months Ended
($ millions)	March 31, 2025	December 31, 2024	March 31, 2024
Cash From (Used in) Operating Activities (8)	1,315	2,029	1,925
(Add) Deduct:
Settlement of Decommissioning Liabilities	(36)	(64)	(48)
Net Change in Non-Cash Working Capital	(861)	492	(269)
Adjusted Funds Flow	2,212	1,601	2,242
Capital Investment	1,229	1,478	1,036
Free Funds Flow	983	123	1,206
Add (Deduct):
Base Dividends Paid on Common Shares	(327)	(330)	(262)
Purchase of Common Shares under Employee Benefit Plan	(58)	(43)	—
Dividends Paid on Preferred Shares	(6)	(18)	(9)
Settlement of Decommissioning Liabilities	(36)	(64)	(48)
Principal Repayment of Leases	(83)	(80)	(70)
Acquisitions, Net of Cash Acquired	(100)	(3)	(10)
Proceeds From Divestitures	—	(1)	25
Excess Free Funds Flow	373	(416)	832
8 Found in the March 31, 2025, or the December 31, 2024, interim Consolidated Financial Statements.

Adjusted Market Capture

Adjusted market capture contains a non-GAAP financial measure and is used in the company’s U.S. Refining segment to provide an indication of margin captured relative to what was available in the market based on widely-used benchmarks. Cenovus defines adjusted market capture as refining margin, net of holding gains and losses, divided by the weighted average 3-2-1 market benchmark crack, net of RINs, expressed as a percentage. The weighted average crack spread, net of RINs, is calculated on Cenovus’s operable capacity-weighted average of the Chicago and Group 3 3-2-1 benchmark market crack spreads, net of RINs.

The company previously disclosed market capture which did not exclude the effect of inventory holding gains or losses. Cenovus replaced market capture with adjusted market capture to exclude the impact of inventory holding gains or losses. The company believes this metric provides more comparability and accuracy when measuring the cash generating performance of our downstream operations. Comparative periods were revised to conform with our current presentation.

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($ millions)	Three months ended March 31, 2025	Three months ended December 31, 2024
Revenues (9)	6,423	6,574
Purchased Product (9)	6,006	6,296
Gross Margin	417	278
Inventory Holding (Gain) Loss	23	45
Adjusted Gross Margin	440	323
Total Processed Inputs (Mbbls/d)	581.0	588.4
Adjusted Gross Margin ($/bbl)	8.41	5.98
Operable Capacity (Mbbls/d)	612.3	612.3
Operable Capacity by Regional Benchmark (percent)
Chicago 3-2-1 Crack Spread Weighting	81	81
Group 3 3-2-1 Crack Spread Weighting	19	19
Benchmark Prices and Exchange Rate
Chicago 3-2-1 Crack Spread (US$/bbl)	13.68	12.12
Group 3 3-2-1 Crack Spread (US$/bbl)	16.48	12.66
RINs (US$/bbl)	4.76	4.02
US$ per C$1 - Average	0.697	0.715
Weighted Average Crack Spread, Net of RINs ($/bbl)	13.58	11.47
Adjusted Market Capture (percent)	62	52
9 Found in Note 1 of the March 31, 2025, or the December 31, 2024, interim Consolidated Financial Statements.

Cenovus Energy Inc.

Cenovus Energy Inc. is an integrated energy company with oil and natural gas production operations in Canada and the Asia Pacific region, and upgrading, refining and marketing operations in Canada and the United States. The company is committed to maximizing value by developing its assets in a safe, responsible and cost-efficient manner, integrating environmental, social and governance considerations into its business plans. Cenovus common shares and warrants are listed on the Toronto and New York stock exchanges, and the company’s preferred shares are listed on the Toronto Stock Exchange. For more information, visit cenovus.com.

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Cenovus contacts

Investors
Investor Relations general line
403-766-7711

Media
Media Relations general line
403-766-7751
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